UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


				Wisdom Tree Small Cap Earnings Fund
(Name of Issuer)

					Exchange Traded Fund
(Title of Class of Securities)


					97717W562
(CUSIP Number)


					12/31/2007
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	x Rule 13d-1(b)
o Rule 13d-1(c)
o     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No.  97717W562

1.  Names of Reporting Persons.
Charter Trust Company

2.  Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) o
(b) o

3.  SEC Use Only
4.  Citizenship or Place of Organization
New Hampshire
   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:	5.  Sole Voting Power
22995
	6.  Shared Voting Power

 	7.  Sole Dispositive Power
22995
 	8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
22995
10.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
o
11.  Percent of Class Represented by Amount in Row (11)
5.75
12.  Type of Reporting Person (See Instructions)
BK

13G
CUSIP No. 97717W562

ITEM 1.
(a) Name of Issuer: Wisdom Tree Small Cap Earnings Fund

(b) Address of Issuer's Principal Executive Offices:
48 Wall Street, New York, NY 10005

ITEM 2.
(a) Name of Person Filing: Charter Trust Company

(b) Address of Principal Business Office, or if None, Residence:
90 North Main Street, Concord, NH 03301

(c) Citizenship: place of organization, New Hampshire

(d) Title of Class of Securities: Exchange Traded Fund

(e) CUSIP Number: 97717W562

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)
OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


 	(a)	[_]	Broker or dealer registered under Section 15 of the
Act  (15 U.S.C. 78o).
 	(b)	[x]	Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c).
 	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
Act (15 U.S.C. 78c).
 	(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
 	(e)	[_]	An investment adviser in accordance with
ss.240.13d-1(b)(1)(ii)(E);
 	(f)	[_] 	An employee benefit plan or endowment fund in accordance
with ss.240.13d-1(b)(1)(ii)(F);
 	(g) 	[_] 	A parent holding company or control person in accordance
with ss.240.13d-1(b)(1)(ii)(G);
 	(h) 	[_] 	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
 	(i) 	[_] 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3);
 	(j) 	[_] 	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:22995

(b) Percent of class:5.75

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote  22995

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of  22995

(iv) Shared power to dispose or to direct the disposition of

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

All of the securities are beneficially owned by Charter Trust Company in its various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 0.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.


ITEM 10. CERTIFICATIONS.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_______________February 13, 2008_________________
(Date)


________________/s/ Christine L. Donovan________________
(Signature)


__Christine L. Donovan, Chief Operating Officer, Charter Trust Company_ (Name/Title)



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)